UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐  Form 10-K     ☒  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q

☐ Form N-SAR	SEC FILE NUMBER 0.31212

For Period Ended: December 31, 2002	CUSIP NUMBER 591120100

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Metal Storm Limited

Full Name of Registrant

Former Name if Applicable

Level 34, Central Plaza One, 345 Queen Street,

Address of Principal Executive Office (Street and Number)

Brisbane, Queensland 4000, AUSTRALIA

City State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☒

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has recently changed management and restructured its U.S. operations which has consumed a significant amount of management’s time and attention. This, together with the additional reporting requirements emanating from the enactment of the Sarbanes-Oxley Act of 2002, and the further inability of the members of the Board of Directors to review prior to June 30, 2003 the final Form 20-F report, has made it impossible to prepare and to file the final Form 20-F report by June 30, 2003 without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Sylvie Moser-Savage	011-617	3221-9733

(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒  Yes     ☐  No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes     ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Metal Storm Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2003	By:	/s/ Charles A. Vehlow

Charles A. Vehlow, Chief Executive Officer

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